VIA EDGAR

November 8, 2023

Office of Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	William Schroeder
Michael Volley

Re:	Goosehead Insurance, Inc. Form 10-K for Fiscal Year Ended December 31, 2022 Filed February 27, 2023 File No. 001-38466

Dear Mr. Schroeder and Mr. Volley:

On behalf of Goosehead Insurance, Inc., a Delaware corporation (the “Company”), we are submitting this letter in response to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated October 25, 2023, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2022. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company respectfully requests an extension of the original due date requested by the Staff in order to allow the Company to prepare a response to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than December 6, 2023.

Very truly yours,

By:	/s/ Mark Jones, Jr.
Mark Jones, Jr., Chief Financial Officer

cc:	John O’Connor, General Counsel
Goosehead Insurance, Inc.

Pedro J. Bermeo
Davis Polk & Wardwell LLP